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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47802

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comstock Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2408 Roscomare Road
(No. and Street)

Los Angeles	CA	90077
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Balash 310-278-6444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd #120	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section JAN 27 2020 Washington DC 413

Securities and Exchange Commission Trading and Markets JAN 27 2020 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey Balash, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comstock Partners, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Member

Title

SEE ATTACHED

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of LOS ANGELES

Subscribed and sworn to (or affirmed) before me on this 21st day of JANUARY, 2020, by
Date *Month* *Year*

(1) JEFFREY BALASH

(and (2) N/A),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JUAN A. SILVA
Notary Public – California
Los Angeles County
Commission # 2201767
My Comm. Expires Jun 18, 2021

Place Notary Seal and/or Stamp Above

Signature ____________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: US SECURITIES & EXCHANGE / ANNUAL AUDITED REPORT

Document Date: 01/24/2020 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

©2017 National Notary Association

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Members of Comstock Partners, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Comstock Partners, LLC as of December 31, 2019, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Comstock Partners, LLC as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Comstock Partners, LLC's management. My responsibility is to express an opinion on Comstock Partners, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Comstock Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Comstock Partners, LLC's financial statements. The Supplemental Information is the responsibility of the Comstock Partners, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson, CPA

I have served as Comstock Partners, LLC's auditor since 2009.

Tarzana, California

January 15, 2020

COMSTOCK PARTNERS, LLC

Statement of Financial Condition
December 31, 2019

ASSETS

Cash	$	18,080
Fixed assets, net of accumulated depreciation of $108,754		55,244
	$	73,324
Total assets		

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:		
Due to related party	$	3,200
Total liabilities		3,200
MEMBERS' EQUITY:		
Members' equity		70,124
Total members' equity		70,124
Total liabilities and members' equity	$	73,324

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Statement of Income
For the year ended December 31, 2019

REVENUES:	
M&A Advisory	$ 75,000
Other income	8,160
Total income	83,160
EXPENSES:	
Depreciation	2,840
Professional fees	5,700
Regulatory expense	176
Other general and administrative expenses	2,099
Total expenses	10,815
INCOME BEFORE INCOME TAXES	72,345
INCOME TAX PROVISION (Note 2)	
Income tax expense	800
NET INCOME	$ 71,545

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2019

	Beginning Members' Equity	Capital Withdrawals	Total Members' Equity
Beginning balance January 1, 2019	$ 78,079	$ -	$ 78,079
Capital withdrawals		(79,500)	
Net income	71,545	-	71,545
Ending balance December 31, 2019	$ 149,624	$ (79,500)	$ 70,124

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Statement of Cash Flows
For the year ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	71,545
Adjustments to reconcile net income to net provided by operating activities:		
Depreciation		2,840
(Increase) decrease in:		
Accounts receivable		5,000
Due to related party		3,200
Total adjustments		11,040
Net cash provided by operating activities		82,585
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital withdrawals		(79,500)
Net cash used in financing activities		(79,500)
Decrease in cash		3,085
Cash-beginning of period		14,995
Cash-end of period	$	18,080

Supplemental disclosure of cash flow information

Cash paid during the year for:

Interest	$	-
Income taxes	$	800

The accompanying notes are an integral part of these financial statements

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Comstock Partners, LLC (the "Company"), was formed on April6, 1995, in the State of California as a limited liability company, and subsequently converted to a Nevada LLC on May 15, 1998. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The Company is authorized to provide financial and business advisory services including investment advisory and private placement services to corporations, financial institutions and other businesses. The Company does not hold customer funds or safeguard customer securities.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money markets as cash equivalents.

Financial advisory fees are recognized as earned on a pro rata basis over the term of the contract. Fees that are paid on a success basis are recognized in full on the completion of a project.

Recent accounting standards as to revenue recognition impact most industries including broker-dealers. The complex arrangements between broker-dealers and their clients pose difficult issues for the new standards, effective in 2019 for calendar reporting non-public entities. The Company believes that its current practices are in conformity with such requirements, albeit industry task forces continue to research specific accounting issues within these standards.

During 2019, one client accounted for 91 percent of the company's revenues.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful1ife are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Property and equipment are depreciated over their estimated useful lives of five (5) to forty (40) years by the straight-line method.

The Company, with the consent of its Members, has elected to be a Limited Liability Company. For tax purposes, the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar treatment, although there exists a provision for a minimum Franchise Tax of $800 plus a fee based upon gross receipts.

Accounting principles generally require that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

The Company is engaged in various trading and brokerage activities in whose counterparties primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counterparty or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counterparties.

Management has reviewed subsequent events through January 14, 2019, the issuance date of these financials and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

The Company is subject to audit by the taxing agencies for years ending December 31, 2016, 2017 and 2018.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.
The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

There were not assets to measure at December 31, 2019.

COMSTOCK PARTNERS, LLC
Notes to Financial Statements
For the year ended December 31, 2019

Note 2: ASC 606 REVENUE RECOGNITION

Revenue

A. Significant accounting policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Other revenue

Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded at cost and summarized by major classifications as follows:

Office equipment	$	14,256
Furniture & fixtures		40,687
Office improvement		109,056
		163,999
Less accumulated depreciation		(105,914)
Property and equipment, net	$	58,084

For the year ended December 31, 2019 depreciation expense was $ 2,840.

Note 4: <u>INCOME TAXES</u>

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company is a Nevada LLC doing business in California. The Company is subject to a limited liability company gross receipts fee and a minimum franchise tax of $800. At December 31, 2019 the Company was only subject to the minimum limited liability company income tax or $800.

Note: 5: <u>NET CAPITAL</u>

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2019 the Company had net capital of $14,880 which was $9,880 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($3,200) to net capital was 0.22 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker dealer.

Note 6: <u>ASC 842 LEASES</u>

In February 2016 the FASB issued ASU 2016-02 on Leases. Under the new guidance lessees are required to recognize a lease liability and a right-to-use asset for all leases at the commencement date, with the exception of short-term leases. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018 and early adoption is permitted. The Company is not subject to this requirement inasmuch as the rent is paid by an affiliate and the Company shares no cost.

COMSTOCK PARTNERS, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2019

	Focus 12/31/19	Audit 12/31/19	Change
Members' equity, December 31, 2019	$ 70,124	$ 70,124	$ -
Subtract - Non allowable assets:			
Fixed assets	55,244	55,244	-
Tentative net capital	14,880	14,880	-
Haircuts	0	0	-
NET CAPITAL	14,880	14,880	-
Minimum net capital	5,000	5,000	-
Excess net capital	$ 9,880	$ 9,880	-
Aggregate indebtedness	3,200	3,200	-
Ratio of aggregate indebtedness to net capital	0.22	0.22	

There were no reported differences between the audit and focus filed at December 31, 2019.

The accompanying notes are an integral part of these financial statements

COMSTOCK PARTNERS, LLC

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2019

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3
December 31, 2019

The Company is exempt from the Rule 15c3-3 as it relates to possession and Control requirements under the (k)(2)(i) exemptive provision.

Assertions Regarding Exemption Provisions

We, as members of management of Comstock Partners, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i)

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending: January 1, 2019 through December 31, 2019.

Comstock Partners, LLC
By:

Member
(Name and Title)

January 15, 2020
(Date)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Comstock Partners, LLC
Los Angeles, California

I have reviewed management's statements, included in the accompanying Exemption Report in which (1) Comstock Partners, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under) Comstock Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2)) Comstock Partners, LLC, stated that) Comstock Partners, LLC, met the identified exemption provision throughout the most recent fiscal year without exception.) Comstock Partners, LLC's management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Comstock Partners, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Brian W. Anson
Certified Public Accountant
Tarzana, California
January 15, 2020

COMSTOCK PARTNERS, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2019

COMSTOCK PARTNERS, LLC

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